China Digital TV Announces Appointment of New Independent Board Member

Beijing, China, November 30, 2007 - China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV”), the leading provider of conditional access systems to China’s rapidly growing digital television market, today announced that its board of directors has appointed Mr. Gongquan Wang as an independent director. Mr. Wang will serve on the board’s Compensation Committee, Corporate Governance and Nominations Committee and Audit Committee, replacing Mr. Hsiang Ming (James) Ho on all three of these committees. Mr. Ho will continue to serve on the company’s board.

With the addition of Mr. Wang, the board consists of seven members, two of whom are independent directors under the definition of Rule 10A-3(b) (1) under the Securities Exchange Act of 1934, as amended. Mr. Wang’s term will expire at the 2010 annual meeting of the company’s shareholders.

Commenting on the appointment, China Digital TV’s Chairman and Chief Strategy Officer, Zengxiang Lu said, “We warmly welcome Gongquan Wang as our new independent director. With years of experience as an entrepreneur, business leader and investor, Mr. Wang will bring tremendous experience to China Digital TV’s board.”

Dr. Lu continued, “China Digital TV’s progress towards putting in place a majority independent board and wholly independent Audit, Compensation and Corporate Governance and Nominations committees clearly demonstrates our commitment to observing best-practices in corporate governance.”

Mr. Gongquan Wang has led, built and managed CDH Venture Partners from its inception in 2005. Prior to that, Mr. Gongquan Wang was a general partner with IDG Technology Venture Investment, Inc. from 1999 to 2005, where he was responsible for overseeing the operational management of the portfolio companies of the firm’s various funds and also had an investment role. In 1991, Mr. Wang co-founded Vantone Industry Group, one of China’s leading real estate developers, which he managed from 1991 to 1995, serving in various capacities, including president, vice chairman of the board, honorary chairman of the board, and managing director. Mr. Wang is currently a director of Qihoo Technology Company Limited and CDG Holdings Limited, and was previously a director of China EDU, China Civilink, China Finance Online and 3721.com. Mr. Wang received his B.S. degree from Jilin University.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

In China:

Helen Wu
Senior Manager of Investor Relations
Tel: (8610) 8279-0021
E-mail: ir@chinadtv.cn

Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86 (10) 8520-3090
E-mail: helen.plummer@ogilvy.com

In the United States:

Jessica Cohen
Ogilvy Public Relations Worldwide (New York)
Tel: +1 (646) 460-9989
E-mail: jessica.cohen@ogilvy.com